Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

FOR IMMEDIATE RELEASE

Media Contacts

Anita Liskey, 312.466.4613

Allan Schoenberg, 312.930.8189

news@cme.com

www.cme.com/mediaroom

Chuck Burgess

The Abernathy MacGregor Group

212.371.5999

Investor Contact

John Peschier, 312.930.8491

CME-G

Chicago Mercantile Exchange Holdings Inc. Postpones Special Shareholder Meeting on CBOT Holdings Merger Vote

CHICAGO, April 3, 2007 – Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) today announced that it is postponing its Special Meeting of Shareholders originally scheduled for April 4, 2007, to vote on the definitive merger agreement with CBOT Holdings, Inc. (NYSE:BOT). CME has elected to reschedule the meeting in light of CBOT’s review of the unsolicited merger proposal submitted by IntercontinentalExchange. CME and CBOT are determining a new date for their meetings and CME will inform shareholders as promptly as possible regarding the new date for the CME shareholders meeting.

“We are confident that our definitive merger agreement with CBOT is based on a vastly superior strategic rationale and will offer significantly more lasting and sustainable value to the shareholders, customers and members of both exchanges,” said CME Executive Chairman Terry Duffy. “We have already demonstrated the ability to capture efficiencies with CBOT through our historic 2003 common clearing agreement and, more recently, our accelerated plans to integrate our trading floors and electronic trading platforms. We look forward to putting the vote before our shareholders and completing our merger by mid-2007.”

“We believe that a thorough review and comparison of our deal and ICE’s proposal will demonstrate that a CBOT/CME merger is financially, strategically and operationally superior,” said CME Chief Executive Officer Craig Donohue. “Furthermore, we are confident that our integration with CBOT will not carry the execution risks associated with ICE’s proposal. In addition to our consistent performance and financial strength, CME offers industry leading clearing, a vibrant trading floor, state-of-the-art technology, global distribution of benchmark products across all asset classes, and a history of product innovation, not to mention a four-plus year track record of creating shareholder value.”

About CME

CME (www.cme.com) is the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME), which is part of the Russell 1000® Index and the S&P 500® Index.

Forward-Looking Statements

This letter may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this letter. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this letter.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

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